

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2013

<u>Via E-mail</u>
Daniel G. Cohen
Chairman and Chief Executive Officer
Institutional Financial Markets, Inc.
Cira Centre
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

      Re: Institutional Financial Markets, Inc.
               Proxy Statement on Schedule 14A
               Filed June 4, 2013
               File No. 001-32026

Dear Mr. Cohen:

      We have completed our review of your filing, as of August 7, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Michael Seaman for

                            Suzanne Hayes
                            Assistant Director